                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        ---------------------------------


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                              (Amendment No. 1)*


                          ARC WIRELESS SOLUTIONS, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                                  Common Stock
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    03878K108
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)


                                  July 15, 2003
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)




CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:
[ ] RULE 13d-1(b)
[X] RULE 13d-1(c)
[ ] RULE 13d-1(d)





                               (Page 1 of 6 Pages)
--------

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 03878K108                   13D                      Page 2 of 6 Pages


1.      NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only) HUDSON RIVER INVESTMENTS, INC.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)  [ ]
                                                            (b)  [ ]
        N/A

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION
        BRITISH VIRGIN ISLANDS

          NUMBER OF               5.       SOLE VOTING POWER
           SHARES                             12,643,225
        BENEFICIALLY
          OWNED BY
          REPORTING
           PERSON
            WITH
                                  6.       SHARED VOTING POWER
                                                   0
                                  7.       SOLE DISPOSITIVE POWER
                                               12,643,225
                                  8.       SHARED DISPOSITIVE POWER
                                                   0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             12,643,225 - SEE ITEM 4

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
             N/A                                                [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             8.25% (BASED ON 153,222,930 SHARES OF COMMON OUTSTANDING AS OF JUNE 30, 2003, PURSUANT TO THE 10Q OF THE COMPANY, DATED JUNE 30, 2003

12.      TYPE OF REPORTING PERSON (See Instructions)             CO

ITEM 1.      NAME AND ADDRESS OF THE ISSUER

         (A) NAME OF THE ISSUER:

             Arc Wireless Systems, Inc., formerly known as Antennas America, Inc., a Utah corporation (the "Company").

         (B) THE ISSUER'S PRINCIPAL EXECUTIVE OFFICE:

             4860 Robb Street 101
             Wheat Ridge, Colorado  80833

ITEM 2.      IDENTITY AND BACKGROUND

                  (a) This statement is being filed on behalf of Oliver Dunant, President of Hudson River Investments, Inc. ("Hudson")

                  (b)   c/o Mossack Fonseca Co. (BVI), Ltd.
                        Skelton Building,
                        Main Street
                        POB 3136 Road Town,
                        Tortola, British Virgin Islands

                  (c)   British Virgin Islands

                  (d)   Common Stock

                  (e)   CUSIP No.: 03878K108

ITEM 3.      BASIS FOR FILING STATEMENT.

                     (a)   [ ]   Broker or dealer registered under Section 15
                                 of the Exchange Act.

                     (b)   [ ]   Bank as defined in Section 3(a)(6) of the
                                 Exchange Act.

                     (c)   [ ]   Insurance company as defined in Section
                                 3(a)(19) of the Exchange Act.

                     (d)   [ ]   Investment company as registered under Section
                                 8 of the Investment Company Act.

                     (e)   [ ]   An investment adviser in accordance with Rule
                                 13d-1(b)(1)(ii)(E).

                     (f)   [ ]   An employee benefit plan or endowment fund in
                                 accordance with Rule 13d-1(b)(1)(ii)(F).

                     (g)   [ ]   A parent holding company or control person in
                                 accordance with Rule 13d-1(b)(1)(ii)(F).

                     (h)   [ ]   A savings association as defined in Section
                                 3(b) of the Federal Deposit Insurance Act.

                     (i)   [ ]   A church plan that is excluded from the
                                 definition of an investment company under
                                 Section 3(c)(14) of the Investment Company Act.

                     (j)   [ ]   Group, in accordance with Rule 13d-1(b)(1)(J).

ITEM 4.      OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

 (a)   Amount beneficially owned: 12,643,225*
                                  ----------------------------------------------
 (b)   Percent of class: 8.25%
                         -------------------------------------------------------

 (c)   Number of shares as to which such person has:

       (i)   Sole power to vote or to direct the vote:  12,643,225
                                                        ------------------------
       (ii)  Shared power to vote or to direct the vote:   0
                                                        ------------------------
       (iii) Sole power to dispose or to direct the disposition of   12,643,225
                                                                     -----------
       (iv)  Shared power to dispose or to direct the disposition of    0
                                                                     -----------


--------
         *The Company and Hudson entered into an agreement pursuant to which the Company exchanged one share of Common Stock for each three Warrants owned by Hudson. Accordingly, the number of Shares of the Company's Common Stock owned beneficially by Hudson was reduced from 15,851,558 to 12,718,225. Since that conversion, the Company has sold 75,000 Shares as follows:

                                        Amount of
                    Date of            Common Stock          Price per       Type of
   Investor       Transaction           of Issuer            Share ($)        Trade                   Broker
   --------       -----------           ---------            ---------        -----                   ------
Hudson             7/31/03              20,000                 0.19            Sale           Westminster Securities
                    8/5/03              15,000                 0.19            Sale           Westminster Securities
                   8/13/03              40,000                 0.19            Sale           Westminster Securities

Accordingly, Hudson, as of today's date, owned beneficially 12,643,225 shares of the Company's common stock.

ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: [ ]

         Not applicable.

ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.

ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 9.      NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10.     CERTIFICATIONS.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 21, 2003
                                          HUDSON RIVER INVESTMENTS, INC.

                                          By:/s/ Oliver Dunant
                                             --------------------------------
                                                Oliver Dunant, President